SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  May, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Payment of Dividends and Interest On Own Capital" dated on May 18, 2009.

May 18, 2009 (2 pages)
For more information, contact:
Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo, Brazil – April 28, 2009) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) ("Telesp" or the "Company") hereby informs its shareholders:

I – ANNOUNCEMENT OF INTERIM DIVIDENDS

The Board of Directors, at its Meeting held on May 18, 2009, deliberated interim dividends, in accordance with the article 27 of the Company’s Bylaws and articles 204 and 205 of the Law 6,404/76, in the total amount of R$ 470,000,000.00 (four hundred and seventy million reais), in accordance to the table below, based on earnings reported in the last balance sheet as of March 31, 2009, to holders of common and preferred shares registered as so in the Telesp’s registry book by the end of May 18, 2009. After this date, the shares will be considered as ex-dividends.

In accordance with the single paragraph of the article 27 of the Company’s Bylaws, this dividends will be charged to the mandatory minimum dividend for the fiscal year 2009.

The payment of these Interim Dividends will be carried out starting on June 17, 2009.

II – PAYMENT OF DIVIDENDS AND INTEREST ON OWN CAPITAL APPROVED BY THE 2009 GENERAL SHAREHOLDERS’ MEETING

The Company informs that it will be carried out starting on June 17, 2009, the payment of Interest On Own Capital deliberated on December 09, 2008 and approved by the General Shareholders’ meeting held on March 25, 2009, and the Dividends approved at the same meeting as described bellow:

(i) INTEREST ON OWN CAPITAL DELIBERATED ON DECEMBER 9, 2008

The payment of Interest On Own Capital deliberated in the Board of Directors’ Meeting, held on December 9, 2008, and ratified in the General Shareholders’ Meeting held on March 25, 2009, granted to holders of common and preferred shares of the Company with equity position by the end of December 30, 2008, according to the Announcement published on December 10, 2008, in the amount of R$ 416,000,000.00 (four hundred and sixteen million reais), with income tax withholding of 15%, resulting in net interest of R$ 353,600,000.00 (three hundred and fifty three million and six hundred thousand reais), in accordance to the table below:

In accordance with the article 28 of the Company’s Bylaws, the article 9 of the Law 9,249/95 and the article V of 207/96 CVM’s Deliberation, the value of the Interest On Own Capital was charged, by it’s net value, to the mandatory minimum dividend related to the fiscal year that it has been deliberated (2008).

(ii) 2008 DIVIDENDS APPROVED IN THE GENERAL SHAREHOLDERS’ MEETING ON MARCH 25, 2009

The payment of Dividends deliberated in the General Shareholders’ Meeting held on March 25, 2009, granted to holders of common and preferred shares of the Company with equity position by the end of March 25, 2009, according to the Announcement published on March 25, 2009, in the amount of R$ 395,110,343.71 (three hundred ninety five million, a hundred and ten thousand, three hundred and forty three reais and seventy one cents), based on accumulated earnings reported in the balance sheet of December 31, 2008, in accordance to the table below:

III – INCOME TAX WITHHOLDING

1 – Dividends
Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

2 – Interest On Own Capital
An income tax of 15% is withheld at the source when paying Interest On Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

IV – ADDITIONAL INFORMATION
Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 18, 2009	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director